Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the (i) Performance-Based Share Plan of Ferrovial SE for Executives 2023-2025, (ii) Performance-Based Share Plan of Ferrovial SE for Executive Directors and Senior Management 2023-2025, (iii) Performance-Based Share Plan of Ferrovial SE for Executives 2026-2028, (iv) Performance-Based Share Plan of Ferrovial SE for Executive Directors and Senior Management 2026-2028, (v) Restricted Stock Unit Plan of Ferrovial SE for Eligible Employees 2026-2028, of our report dated February 27, 2025, with respect to the consolidated financial statements of Ferrovial SE (formerly, Ferrovial, S.A.) included in its Annual Report (Form 20-F) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/Ernst & Young, S.L.

Madrid, Spain

February 25, 2026